UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 12)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204

1.	Names of Reporting Persons. Jean S. Trager

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,764

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 142,764

	10.	Shared Dispositive Power 9,022,633 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,165,397 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.14% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and, in her capacity as co-trustee of the Jean S. Trager Trust, a co-general partner of Teebank and Jaytee.

(2)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2016 (18,614,961) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,250,279).

CUSIP No. 760281 204

1.	Names of Reporting Persons. Jean S. Trager Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,022,633 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,022,633 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.75% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a co-general partner of Teebank and Jaytee.

(2)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2016 (18,614,961) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,107,515).

Item 1.                       Security and Issuer.

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A voting common stock, no par value (“Class A Common Stock”), of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”), whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Amendment No. 11 amends and supplements the Schedule 13D (the “Original Schedule”) filed by the Reporting Persons to report their beneficial ownership of Class A Common Stock, filed with the U.S. Securities and Exchange Commission (the “SEC”), which was most recently amended on February 14, 2013. This Amendment No. 11 amends Items 4, 5, 6 and 7, as set forth below.

Item 4.                                 Purpose of Transaction.

Item 4 of the Original Schedule is hereby amended and supplemented by the addition of the following:

On or around April 1, 2015, Mrs. Jean S. Trager (“Mrs. Trager”) resigned from the Board of Directors of Trager Family Foundation, Inc., a 501(c)(3) corporation.

Item 5.                                 Interest in Securities of the Issuer.

Item 5(a) through (e) of the Original Schedule is hereby amended and supplemented by the addition of the following:

(a)                                 The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage
Jean S. Trager	9,165,397.0	(1)	46.14%
Jean S. Trager Trust	9,022,633.0	(2)	45.75%
Steven E. Trager	10,364,583.5	(3)	50.78%

(1) Includes 142,764 shares of Class B Common Stock of the Issuer held by Jean S. Trager. Also includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee. Mrs. Trager is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(2) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The Jean S. Trager Trust is a co-general partner of Teebank and Jaytee.

(3) Includes (i) 17,014 shares of Class B Common Stock held by Steven E. Trager, (ii) 12,085 shares of Class A Common Stock and 1,214.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 7,478 shares of Class A Common Stock held by Mrs. Steven E. Trager, and (iv) 551,075 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Steven E. Trager is a director. Also includes 7,165,051 shares of Class A Common Stock and 939,449 shares of Class B Common Stock held of record by Teebank, and 750,067 shares of Class A Common Stock and 168,066 shares of Class B Common Stock held of record by Jaytee. Steven E. Trager is a limited partner of Teebank and Jaytee, and the Steven E. Trager Trust, of which Steven E. Trager is trustee, and the Jean S. Trager Trust, of which Steven E. Trager is a co-trustee, are co-general partners of Teebank and Jaytee. Trusts for the benefit of, among others, Steven E. Trager and his two children are limited partners of Teebank and Jaytee. Steven E. Trager has an option to purchase general partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.

Also includes 225 shares of Class A Common Stock and 671,583 shares of Class B Common Stock held in a trust for the benefit of Mrs. Trager, of which Steven E. Trager is trustee and has sole power to direct the assets.

(b)                                 Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Jean S. Trager	142,764.0
Jean S. Trager Trust	0.0
Steven E. Trager	783,397.5

(ii) Shared power to vote or direct the vote:

Jean S. Trager	0.0
Jean S. Trager Trust	0.0
Steven E. Trager	9,581,186.0

(iii) Sole power to dispose or direct the disposition of:

Jean S. Trager	142,764.0
Jean S. Trager Trust	0.0
Steven E. Trager	783,397.5

(iv) Shared power to dispose or direct the disposition of:

Jean S. Trager	9,022,633.0
Jean S. Trager Trust	9,022,633.0
Steven E. Trager	9,581,186.0

Jean S. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, Chairman and CEO of the Issuer and the Bank, 601 W. Market Street, Louisville, Kentucky 40202; (b)

Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, President of the Issuer and the Bank; (c) Sheldon Gilman, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Goodman, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, who serves on the voting committee of trusts for the benefit of, among others, Steven E. Trager and his children, which trusts are limited partners of Teebank and Jaytee; and (d) Shelley Trager Kusman, 531 Garden Drive, Louisville, Kentucky 40206, President, Banker’s Insurance Agency, 601 West Market Street, Louisville, Kentucky 40202. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

The Jean S. Trager Trust shares the power to direct the disposition of such securities with (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, Chairman and CEO of the Issuer and the Bank, 601 W. Market Street, Louisville, Kentucky 40202; and (b) Jean S. Trager, 410 Stonehaven Commons Court, Louisville, Kentucky 40207. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

(c)                                  None of the Reporting Persons has effected any transactions in shares of the Class A Common Stock of the Issuer during the 60 days preceding the date of this Amendment No. 11.

(d)                                 As co-general partners of Jaytee and Teebank, the Jean S. Trager Trust and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee.  Amy Trager, Sheldon Gilman, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 142,764 shares of Class B Common Stock, Jean S. Trager has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. As the holder of 7,478 shares of Class A Common Stock, Mrs. Steven E. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager and Scott Trager, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Refer to Item 7, below.

Item 7.                                 Material to be Filed as Exhibits.

99.9                        Amendment No. 2 to Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated April 1, 2014.

99.10                 Amendment No. 2 to Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated April 1, 2014.

99.11                 Amendment No. 3 to Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated June 3, 2014.

99.12                 Amendment No. 3 to Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated June 3, 2014.

99.13                 Amendment No. 4 to Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated March 24, 2016.

99.14                 Amendment No. 4 to Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated March 24, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	/s/ Jean S. Trager
Jean S. Trager

JEAN S. TRAGER TRUST

Date: February 14, 2017	By:	/s/ Jean S. Trager
Jean S. Trager